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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                  SCHEDULE TO/A

             TENDER OFFER STATEMENT UNDER SECTION 14(d)1 OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. 1)
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                               THERMO SENTRON INC.
                            (Name of Subject Company)

                            SENTRON ACQUISITION, INC.
                                    (Offeror)

                                   CORPAK INC.
                                    (Offeror)

                                 THERMEDICS INC.
                                    (Offeror)

                           THERMO ELECTRON CORPORATION
                                    (Offeror)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                   883593 10 5
                      (CUSIP Number of Class of Securities)

                             Seth H. Hoogasian, Esq.
                                 General Counsel
                           Thermo Electron Corporation
                                 81 Wyman Street
                        Waltham, Massachusetts 02454-9046
                            Telephone: (781) 622-1000

           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

                                 with a copy to:

                             David E. Redlick, Esq.
                                Hale and Dorr LLP
                                 60 State Street
                        Boston, Massachusetts 02109-1803
                            Telephone: (617) 526-6000

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                            CALCULATION OF FILING FEE

Transaction Valuation(1): $31,834,396.00     Amount of Filing Fee(2): $6,366.88

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(1) For purposes of calculating fee only. This amount is based upon (a) the maximum number of Shares to be purchased pursuant to the Offer and (b) the price offered per Share.

(2) The amount of the filing fee, calculated in accordance with Regulation 240.0-11 under the Securities Exchange Act of 1934, as amended, equals 1/50 of one percent of the Transaction Valuation.

[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     Amount Previously Paid:                     $6,366.88
     Form or Registration No.:                   Schedule TO
     Filing Party:                               Thermedics Inc.
     Date Filed:                                 March 3, 2000

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer. Check the appropriate boxes below to designate any transactions to which the statement relates:

     [X]      third-party tender offer subject to Rule 14d-1.
     [ ]      issuer tender offer subject to Rule 13e-4.
     [X]      going-private transaction subject to Rule 13e-3.
     [X]      amendment to Schedule 13D under Rule 13d-2.

     Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

                            SCHEDULE 13D INFORMATION
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     1.   NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Thermo Electron Corporation
          IRS No. 04-2209186
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     2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)   [ ]
                                                                      (b)   [X]
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     3.   SEC USE ONLY

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     4.   SOURCE OF FUNDS*

          WC
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     5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                            [ ]

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     6.   CITIZENSHIP OR PLACE OF ORGANIZATION

          State of Delaware
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          NUMBER OF                7.   SOLE VOTING POWER
           SHARES
        BENEFICIALLY                    9,315,027
          OWNED BY                 ---------------------------------------------
           EACH
         REPORTING                 8.   SHARED VOTING POWER
        PERSON WITH

                                        0
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     9.   SOLE DISPOSITIVE POWER

          9,315,027
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     10.  SHARED DISPOSITIVE POWER

          0
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     11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          9,315,027
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     12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES                                                    [ ]
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     13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          98.6%
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     14.  TYPE OF REPORTING PERSON*

          CO
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     This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO (the "Schedule TO") relating to the offer by Sentron Acquisition, Inc., a Delaware corporation (the "Purchaser") and an indirect wholly-owned subsidiary of Thermedics Inc., a Massachusetts corporation ("Thermedics"), to purchase all outstanding shares of common stock, par value $0.01 per share (the "Shares"), of Thermo Sentron Inc., a Delaware Corporation (the "Company"), at a purchase price of $15.50 per Share net to the Seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated March 3, 2000 (the "Offer to Purchase") and in the related Letter of Transmittal (which, together with any amendments or supplements hereto or thereto, collectively constitute the "Offer"), copies of which are attached as Exhibits (a)(1) and (a)(2) to the Schedule TO.

ITEMS 1 THROUGH 9 AND ITEMS 11 AND 13

     Items 1 through 9 and Items 11 and 13 of the Schedule TO, which incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented by adding thereto the following:

     The Offer expired at 12:00 midnight, New York City time, on Thursday, March 30, 2000. Pursuant to the Offer, based upon a preliminary report from American Stock Transfer & Trust Company (the "Depositary"), the Purchaser accepted for payment 1,143,870 Shares (including Shares tendered pursuant to guaranteed delivery). Following the acceptance for payment of such Shares, Thermo Electron Corporation, a Delaware corporation, and its subsidiaries, including Thermedics, collectively own approximately 98.6% of the outstanding Shares.

     On March 31, 2000, Thermedics issued a press release announcing the closing of the tender offer and affirming its intention to cause the Purchaser to merge with and into the Company in a short-form merger. Thermedics expects to complete this merger by Tuesday, April 4, 2000, or as soon thereafter as practicable. The full text of Thermedics' March 31, 2000 press release is attached as Exhibit
(a)(11) hereto and incorporated herein by reference.

ITEM 12  EXHIBITS

     Item 12 of the Schedule TO is hereby amended by adding thereto the following:

     (a)(11) Press Release issued by Thermedics on March 31, 2000

                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                       SENTRON ACQUISITION, INC.

                                       By:  /s/ John T. Keiser
                                            ------------------
                                            Name:  John T. Keiser
                                            Title: President

                                       CORPAK INC.


                                       By:  /s/ Sandra L. Lambert
                                            ---------------------
                                            Name:  Sandra L. Lambert
                                            Title: Clerk

                                       THERMEDICS INC.

                                       By:  /s/ John T. Keiser
                                            ------------------
                                            Name:  John T. Keiser
                                            Title: President and Chief Executive
                                                   Officer


                                       THERMO ELECTRON CORPORATION

                                       By:  /s/ Theo Melas-Kyriazi
                                            ----------------------
                                            Name:  Theo Melas-Kyriazi
                                            Title: Vice President and Chief
                                                   Financial Officer


Dated:  March 31, 2000

                                  EXHIBIT INDEX

EXHIBIT        DESCRIPTION

12(a)(1)*      Offer to Purchase dated March 3, 2000

12(a)(2)*      Letter of Transmittal

12(a)(3)*      Notice of Guaranteed Delivery

12(a)(4)*      Letter from the Dealer Managers to Brokers, Dealers, Commercial
               Banks, Trust Companies and Nominees

12(a)(5)*      Letter to Clients for use by Brokers, Dealers, Commercial Banks,
               Trust Companies and Nominees

12(a)(6)*      Summary Advertisement as published on March 3, 2000

12(a)(7)*      Guidelines for Certification of Taxpayer Identification Number on
               Substitute Form W-9

12(a)(8)*      Press Release issued by Thermedics on January 31, 2000
               (incorporated herein by reference to Exhibit 99 to the Current
               Report on Form 8-K of Thermedics filed with the Commission on February 1, 2000)

12(a)(9)*      Press Release issued by Thermo Electron on January 31, 2000
               (incorporated herein by reference to Exhibit 99 to the Current
               Report on Form 8-K of Thermo Electron filed with the Commission on February 1, 2000)

12(a)(10)*     Press Release issued by Thermedics on March 3, 2000

12(a)(11)      Press Release issued by Thermedics on March 31, 2000

12(b)* Loan Agreement dated as of March 1, 2000 between Thermo Electron and Thermedics

12(c)* Opinion of J.P. Morgan Securities Inc. and The Beacon Group Capital Services, LLC dated January 29, 2000

12(d)*         Not applicable

12(e)*         Not applicable

12(f)* Summary of Appraisal Rights (Included in Exhibit 12(a)(1) in the section captioned "The Merger; Appraisal Rights")

12(g)*         Slide Presentation of Thermo Electron to Financial Analysts

12(h)*         Not applicable

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* Previously filed